Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

RAYTHEON COMPANY

SERIES B JUNIOR PARTICIPATING

PREFERRED STOCK

* * * * * * * *

Raytheon Company, a corporation organized and existing under the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Raytheon Company on May 5, 2004, resolutions were duly adopted setting forth the proposed elimination of the 6,000,000 shares designated as Series B Junior Participating Preferred Stock as set forth herein:

RESOLVED, that no shares of the Series B Junior Participating Preferred Stock are outstanding and none will be issued.

FURTHER RESOLVED, that a Certificate of Elimination be executed, which shall have the effect when filed in Delaware of eliminating from the Restated Certificate of Incorporation all reference to the Series B Junior Participating Preferred Stock.

SECOND: That the Certificate of Designation with respect to the above Series B Junior Participating Preferred Stock was filed in the office of the Secretary of State of Delaware on April 2, 2002. None of the authorized shares of the Series B Junior Participating Preferred Stock are outstanding and none will be issued.

THIRD: That in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation is hereby amended to eliminate all reference to the Series B Junior Participating Preferred Stock.

IN WITNESS WHEREOF, said Raytheon Company has caused this certificate to be signed by John W. Kapples, its Vice President and Secretary, this 19th day of July, 2004.

By	/s/ John W. Kapples
John W. Kapples Secretary